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                                                                       Exhibit 6

                          FORM OF SEVERANCE AGREEMENT


                                November 7, 1994




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Puritan-Bennett Corporation
[Address]

Dear ______________:

         In view of your position as ________________________________ at
Puritan-Bennett Corporation (the "Company"), and in consideration of your services in such capacity, the Board of Directors (the "Board") has approved the commitment by the Company to you ("Employee") to provide you with certain benefits in the event your employment is terminated for specified reasons within two years after a Change of Control. The purpose of this letter agreement (the "Agreement") is to set forth the terms and conditions of the Company's agreement with you concerning such benefits.

         1. Termination Benefits. If, within two years after the date of a Change of Control, Employee's employment is terminated (a) by the Company for any reason other than for Cause or Employee's death or Disability or (b) by Employee for Good Reason, Employee will be entitled to receive the following benefits:

                 1.1 Within 30 days following the Date of Termination, the Company shall pay to you in a lump sum the present value, determined as of the Date of Termination, of the amounts that you would have been paid by the Company if, during the Continued Payment Period, the Company were to make weekly payments to you each equal to one fifty-second of your Annual Compensation. Such payment shall be subject to all required withholdings. The Continued Payment Period shall commence on the Date of Termination, and shall be a number of weeks determined by adding (a) the greater of (i) four or (ii) two times the number of years Employee has been an employee of the Company (rounding up to the next full year and excluding any intervening periods during which Employee was not an employee of the Company), plus (b) two times the number of $5,000 increments (rounded up to the next whole $5,000 increment) contained in the Employee's Annual Compensation; provided, that the Continued Payment Period shall not exceed two years. Present value shall be determined using a discount rate, compounded annually, equal to the yield-to-maturity of a U.S. Treasury Bill with a remaining term equal to one-half of the Continued Payment Period, as quoted in the edition of the Wall Street Journal first published after the Date of Termination. If Employee should die before receiving all amounts payable to Employee hereunder, any unpaid amounts will be paid to Employee's spouse, if living, and otherwise to Employee's estate. Employee shall be entitled to receive interest on any amount payable hereunder from the date payment


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was due to the date actually paid at the rate of the lesser of 12% or the highest rate legally permissible. Employee will not be required to mitigate the amount of the payments due to Employee hereunder by seeking other employment or otherwise. Any amount earned by Employee as the result of employment by another employer or otherwise after the Date of Termination shall not reduce the Company's obligation to Employee hereunder.

                 1.2 Any outstanding unvested options held by Employee to purchase stock of the Company that have not otherwise become exercisable under the terms of the Company's stock option plans shall become fully vested and exercisable.

                 1.3 COBRA Benefits. The Company will provide a benefit under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA") and
Section 4980B of the Internal Revenue Code of 1986, as amended (the "Code"), as follows: the Company shall pay the percentage of the cost of COBRA coverage with respect to your coverage status (e.g., individual or family) in effect immediately prior to the Date of Termination, which percentage shall be the fraction (expressed as a percentage), the numerator of which shall be the difference between (i) the monthly cost of COBRA coverage for your coverage status in effect immediately prior to the Date of Termination and (ii) your monthly contribution toward your coverage in effect immediately prior to the Date of Termination, and the denominator of which shall be the monthly cost of COBRA coverage for your coverage status in effect immediately prior to the Date of Termination. All of such amounts shall be determined as of the day immediately preceding the termination of Employee's employment. The insurance continuation benefits paid for hereunder shall be deemed to be part of Employee's COBRA coverage. Such benefits shall be in addition to any other benefits relating to health or medical care benefits that are available under the Company's policies to Employee following termination of employment.

                 1.4 Offset for Other Arrangements. The severance benefits provided hereunder will be reduced by the amount of any severance benefits to which Employee is entitled under the Company's Severance Benefits policy for terminated employees, or any other agreement between Employee and the Company for severance benefits.

         2. Notice of Termination. Any termination by the Company for Cause or by Employee for Good Reason shall be communicated by written notice to the other party given by hand delivery or by registered or certified mail, return receipt requested, postage prepaid, if to Employee, then to Employee at his or her address as set forth in the Company's records, and, if to the Company, to Puritan-Bennett Corporation, Human Relations Division, 9401 Indian Creek Parkway, Overland Park, Kansas 66207. Any notices given pursuant to this paragraph 2 shall be effective the earlier of when such notice is actually received by the addressee or three days after such notice is delivered or sent.

         3.      Definitions.


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                 3.1      "Annual Compensation" means the greater of (a) the
sum of (i) the Employee's annual base salary ("Base Salary") in effect on the Date of Termination, plus (ii) the annual average of the Employee's incentive bonus payments under the Company's Management Incentive Bonus Plan or any successor thereto with respect to the three full (12 months) fiscal years ("Average Bonus") immediately preceding the Date of Termination (provided, if Employee has not been employed by the Company during all of the three full fiscal years immediately preceding the Date of Termination, then "Average Bonus" shall mean the annualized average of the bonus payments received by the Employee, computed based on the actual period of Employee's employment with the Company during any full fiscal year(s) of the Company with respect to which Employee has received a bonus); or (b) the sum of (x) the Employee's Base Salary in effect on the date of the Change of Control, plus (y) the Employee's Average Bonus computed with respect to the three full (12 months) fiscal years immediately preceding the date of the Change of Control.

                 3.2 "Cause" means (a) the Employee's willful violation of any reasonable rule or direct order of the Board, the Company's Chief Executive Officer ("CEO") or other elected officer, where such officer is Employee's direct supervisor, which, after written notice to do so, the Employee fails to make reasonable efforts to correct within a reasonable time, or (b) conviction of a crime, or entry of a plea of nolo contendere with regard to a crime, involving actual moral turpitude or dishonesty of or by the Employee, or (c) drug or alcohol abuse on Company premises or at a Company sponsored event, or
(d) the Employee's material violation of any provision of this Agreement, which, after written notice to do so, the Employee fails to make reasonable efforts to correct within a reasonable time. "Cause" shall not include any matter other than those specified in (a) through (d) above, and without limiting the generality of the foregoing statement, Cause shall not include (x) any charge or conviction of a crime, or entry of a plea of nolo contendere with regard to a crime, under the Federal Food, Drug, and Cosmetic Act, as amended, or any successor statute thereto (the "Act"), or (y) the imposition or attempt to impose upon the Employee, or upon any operation, asset, product or activity of the Company, of any other sanction or remedy under the Act, including without limitation civil money penalties, warning letters, injunctions, repairs, replacements, refunds, recalls or seizures, if the Employee acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company.

                 3.3 Change of Control. A "Change of Control" shall be deemed to have occurred at any of the following times:

                          3.3.1 Upon the acquisition (other than from the Company) by any person, entity or "group," within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the "Exchange Act") (excluding, for this purpose, the Company or its affiliates, or any employee benefit plan of the Company or its affiliates which acquires beneficial ownership of voting securities of the


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                                           Company) of beneficial ownership
                                           (within the meaning of Rule 13d-3
                                           promulgated under the Exchange Act)
                                           of 50% or more of either the then
                                           outstanding shares of common stock
                                           of the Company or the Combined
                                           Voting Power of the Company's then
                                           outstanding voting securities.
                                           "Combined Voting Power" means the
                                           combined voting power of the
                                           Company's then outstanding voting
                                           securities generally entitled to
                                           vote in the election of directors.

                          3.3.2 At the time individuals who, as of the date hereof, constitute the Board (as of the date hereof, the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) shall be, for purposes of this subsection 3.3.2, considered as though such person were a member of the Incumbent Board; or

                          3.3.3            Upon the approval by the
                                           Shareholders of the Company of a
                                           reorganization, merger,
                                           consolidation (in each case, with
                                           respect to which persons who were
                                           the shareholders of the Company
                                           immediately prior to such
                                           reorganization, merger or
                                           consolidation do not, immediately
                                           thereafter, own more than 50% of the
                                           Combined Voting Power of the
                                           reorganized, merged or consolidated
                                           company's then outstanding voting
                                           securities) or a liquidation or
                                           dissolution of the Company or of the
                                           sale of all or substantially all of
                                           the assets of the Company; or

                          3.3.4 The occurrence of any other event which the Incumbent Board in its sole discretion determines constitutes a Change of Control.


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                 3.4  "Date of Termination" means the date of receipt of the written notice of termination pursuant to paragraph 2 or any later date specified therein, as the case may be; provided, however, that (a) if Employee's employment is terminated by the Company other than for Cause or by reason of death or Disability, the Date of Termination shall be the date on which the Company notifies Employee of such termination and (b) if Employee's employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death or determination of Disability pursuant to paragraph 3.5, as the case may be.

                 3.5 "Disability" means disability that, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to Employee or Employee's legal representative (such acceptance not to be unreasonably withheld).

                 3.6 "Good Reason" means (i) reduction of the Employee's base salary, management bonus percentage or other compensation, as in effect immediately prior to the Change of Control, (ii) failure to continue in effect any medical, dental, accident, or disability plan in which the Employee is entitled to participate immediately prior to the Change of Control and failure to provide plans with substantially similar benefits (except that employee contributions may be raised to the extent of any cost increases imposed by third parties) or any action by the Company which would adversely affect the Employee's participation or reduce the Employee's benefits under any of such plans, (iii) material reduction in Employee's job responsibilities, (iv) material reduction of Employee's title or position, (v) Employee shall be requested to relocate to an office outside of the greater ______________________ metropolitan area, or (vi) failure or refusal of any successor company to assume the Company's obligations under this Agreement.

         4. Nonexclusivity. Nothing in this Agreement shall prevent or limit Employee's continuing or future participation in any benefit, bonus, incentive or other plans, programs, policies or practices provided by the Company and for which Employee may otherwise qualify, nor shall anything herein limit or otherwise affect such rights as any Employee may have under any stock option or other agreements with the Company. Except as otherwise expressly provided herein, amounts which are vested benefits or which Employee is otherwise entitled to receive under any plan, policy, practice or program of the Company at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program.

         5. Successor to Company. The Company shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Company, expressly and unconditionally to assume and agree to perform the Company's obligations under this Agreement, in the same manner and to the same extent that the Company would be required to perform if no such succession or assignment had taken place. In such event, the term "Company," as used in


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this Agreement, shall mean the Company as hereinafter defined and any successor or assignee to the business or assets which by reason hereof becomes bound by the terms and provisions of this Agreement.

         6.      Certain Reduction of Payments.

                 (a) Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a "Payment") would be nondeductible by the Company for Federal income tax purposes because of Section 280G of the Code, then the aggregate present value of amounts payable or distributable as severance benefits hereunder shall be reduced to the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of such severance benefits without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. Anything to the contrary notwithstanding, if the Reduced Amount is zero and it is determined further that any Payment which is not part of the severance benefits payable hereunder would nevertheless be nondeductible by the Company for Federal income tax purposes because of Section 280G of the Code, then the aggregate present value of Payments which are not severance benefits under this Agreement shall also be reduced (but not below zero) to an amount expressed in present value which maximizes the aggregate present value of Payments without causing any payment to be nondeductible by the Company because of Section 280G of the Code. For purposes of this paragraph 6, present value shall be determined in accordance with Section 280G(d)(4) of the Code.

                 (b) All determinations required to be made under this paragraph 6 shall be made by an accounting firm jointly selected by you and the Company (the "Accounting Firm") and paid by the Company, and which may be the Company's independent auditors. The Accounting Firm shall provide detailed supporting calculations both to the Company and Employee within 15 business days of the Date of Termination or such earlier time as is requested by the Company and an opinion to Employee that he or she has substantial authority not to report any excise tax on his Federal income tax return with respect to any Payments. Any such determination by the Accounting Firm shall be binding upon the Company and Employee. Employee shall determine which and how much of the Payments shall be eliminated or reduced consistent with the requirements of this paragraph 6; provided that, if Employee does not make such determination within ten business days of the receipt of the calculations made by the Accounting Firm, the Company shall elect which and how much of the Payments shall be eliminated or reduced consistent with the requirements of this paragraph 6 and shall notify Employee promptly of such election; and provided further that any Payments which do not constitute gross income to Employee shall not be reduced or eliminated unless all other Payments have first been eliminated. Within five business days thereafter, the Company shall pay to or distribute to or for the benefit of Employee such amounts as are then due to Employee under this Agreement.

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                 (c)      As a result of the uncertainty in the application of
Section 280G of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Payments will have been made by the Company which should not have been made ("Overpayment") or that Payments will not have been made by the Company which could have been made ("Underpayment"), in each case, consistent with the calculations required to be made hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against Employee or the Company which the Accounting Firm believes has a high probability of success, determines that an Overpayment has been made, any such Overpayment paid or distributed by the Company to or for the benefit of Employee shall be treated for all purposes as a loan ab initio to Employee which Employee shall repay to the Company together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no such loan shall be deemed to have been made and no amount shall be payable to the Company if and to the extent such deemed loan and payment would not either reduce the amount on which Employee is subject to tax under Section 1 and
Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of Employee together with interest at 120% of the applicable federal rate provided for in
Section 7872(f)(2) of the Code, compounded semiannually.

                 (d) Notwithstanding anything in this Agreement to the contrary, if after giving effect to the provisions of paragraphs 6(a)-(c) any portion of any payments to Employee by the Company hereunder would not be deductible by the Company for Federal income tax purposes by reason of application of Section 162(m) of the Code, then payment of that portion to Employee shall be deferred until the earliest date upon which payment thereof can be made to Employee without being non-deductible pursuant to Section 162(m) of the Code. In the event of such a deferral, the Company shall pay interest to you on the amount deferred at 120% of the applicable federal rate provided for in Section 7872(f)(2) of the Code, compounded semiannually.

         7. Amendments and Termination. The Incumbent Board may from time to time supplement, amend or terminate this Agreement or make any other provisions which the Company may deem necessary or desirable, without the approval of Employee; provided, however, that from and after such time there has been a Change of Control, this Agreement shall not be amended in any manner which would adversely affect the interests of Employee without the written consent of Employee. Subject to the foregoing, this Agreement establishes and vests in Employee a contractual right to the benefits to which Employee is entitled hereunder, enforceable by Employee against the Company. The form of any proper amendment or termination of this Agreement shall be a written instrument signed by a duly authorized officer or officers of the Company certifying that the amendment or termination has been approved by the Incumbent Board.


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         8.      Miscellaneous.

                 8.1 Employment Status. This Agreement does not constitute a contract of employment or impose on Employee or the Company any obligation to retain Employee as an employee, to change the status of Employee's employment, or to change the Company's policies regarding termination of employment.

                 8.2 No Assignment. No benefit hereunder shall be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to do so shall be void.

                 8.3 Governing Law. This Agreement shall be governed by the laws of the State of Kansas.

                 8.4 Expenses of Suit. In the event of any dispute or litigation between the Company and Employee arising out of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and expenses incurred in connection with the enforcement of its rights hereunder.

                 8.5 Severability. If any term, provision, covenants or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                 8.6 Descriptive Headings. Descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

         Please acknowledge your agreement to the foregoing agreement by signing the enclosed counterpart of this letter and returning it to the Company.

                                          Very truly yours,

                                          PURITAN-BENNETT CORPORATION



                                          By:
                                             ---------------------------
                                             President
Agreed to and Accepted:


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